Exhibit 99.1

BOS’ Shareholders Voted Against Pure Capital’s Proposals

72% of votes were against Pure Capital’s Board Nominees

RISHON LEZION, Israel, April 11, 2019 -- B.O.S. Better Online Solutions Ltd. (“BOS” or the “Company”) (NASDAQ: BOSC), a leading Israeli integrator of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises, announced that at the Special General Meeting of shareholders that took place today the Company’s shareholders voted against the proposals of Pure Capital, as follows:

1.	Proposal to remove form office the Company’s current serving directors was rejected by a majority of 70% of the votes.
2.	Proposal to elect nominees of Pure Capital to serve as members of the Board of Directors was rejected by a majority of 72% of the votes.

Yossi Lahad, BOS’ Chairman of the Board of Directors, commented, “We are very pleased with the overwhelming vote of confidence we’ve received from our shareholders. On behalf of the Board of Directors and the management team I thank the shareholders for their support. We remain committed to acting in the shareholders’ best interests as we continue to execute BOS’ growth strategy.”

About BOS

B.O.S. Better Online Solutions Ltd. (BOSC) is a leading Israeli provider of RFID and Mobile solutions and a global provider of Supply Chain solutions to enterprises. BOS’ RFID and Mobile division offers both turnkey integration services as well as stand-alone products, including best-of-breed RFID and AIDC hardware and communications equipment, BOS middleware and industry-specific software applications. The Company’s Supply Chain division provides electronic components consolidation services to the aerospace, defense, medical and telecommunications industries as well as to enterprise customers worldwide. For more information, please visit: www.boscorporate.com.

Investor Relations Contact:	Company Contact:
John Nesbett/Jennifer Belodeau	Eyal Cohen, Co-CEO & CFO
IMS Investor Relations	B.O.S. Better Online Solutions Ltd.
(203) 972-9200	+972-542525925
jnesbett@institutionalms.com

Safe Harbor Regarding Forward-Looking Statements

The forward-looking statements contained herein reflect management’s current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause the actual results to differ materially from those in the forward-looking statements, all of which are difficult to predict and many of which are beyond the control of BOS.  These risk factors and uncertainties include, amongst others, the dependency of sales being generated from one or few major customers, the uncertainty of BOS being able to maintain current gross profit margins, inability to keep up or ahead of technology and to succeed in a highly competitive industry, inability to maintain marketing and distribution arrangements and to expand our overseas markets, uncertainty with respect to the prospects of legal claims against BOS, the effect of exchange rate fluctuations, general worldwide economic conditions and continued availability of financing for working capital purposes and to refinance outstanding indebtedness; risks associated with completing and successfully integrating an acquisition with BOS’ existing business; and additional risks and uncertainties detailed in BOS’ periodic reports and registration statements filed with the U.S. Securities and Exchange Commission. BOS undertakes no obligation to publicly update or revise any such forward-looking statements to reflect any change in its expectations or in events, conditions or circumstances on which any such statements may be based, or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.